SHEA HOMES LIMITED PARTNERSHIP

SHEA HOMES FUNDING CORP.

655 Brea Canyon Road

Walnut, California 91789

April 3, 2012

Via EDGAR and Hand Delivery

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Shea Homes Limited Partnership and Shea Homes Funding Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed March 21, 2012

File No. 333-177328

Dear Ms. Long:

On behalf of Shea Homes Limited Partnership (“SHLP”) and Shea Homes Funding Corp. (together with SHLP and its subsidiaries, the “Companies,” “we,” “our” or “us”), this letter responds to your letter, dated March 30, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 4 to Registration Statement on Form S-4, filed on March 21, 2012. The response of the Companies is set forth in ordinary type beneath the comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which is being filed today by electronic submission. The Companies’ Registration Statement on Form S-4, File No. 333-177328, as amended, is referred to herein as the “Registration Statement.”

Schedule A – Subsidiary Guarantors

1.	We note that Rivermark Village LLC is included as a guarantor in the indenture agreement but is not listed on Schedule A of your latest amendment nor has it signed the registration statement. Please revise to include Rivermark Village LLC in Schedule A and in the signature pages or tell us why you are not required to do so.

Ms. Pamela Long

Securities and Exchange Commission

April 3, 2012

As permitted by the indenture governing our outstanding 8.625% Senior Secured Notes due 2019 (the “Existing Notes”), which will also govern the 8.625% Senior Secured Notes due 2019 (the “Exchange Notes,” and together with the Existing Notes, the “Notes”) being registered pursuant to the Registration Statement, Shea Rivermark Village, LLC was dissolved and its remaining assets distributed to SHLP, the sole member of such limited liability company, on December 27, 2011. Shea Rivermark Village, LLC therefore no longer exists and is no longer a guarantor of the Existing Notes, nor will it be a guarantor of the Exchange Notes being registered pursuant to the Registration Statement.

Results of Operations, page 53

2.	We note that you continue to present house gross margin. Given that this is a non-GAAP measurement, it should not be presented in a more prominent manner than GAAP gross margin. Please revise. In addition, please discuss why you believe the measure provides useful information to investors and how the measure is used by management.

As discussed with Patricia Armelin on April 2, 2012, we have removed from Amendment No. 5 all presentation and discussion of house gross margin and narrowed our disclosure to GAAP gross margin only.

Note 21. Supplemental Guarantor Information, page F-38

3.	Please revise to more fully discuss your reliance on Rule 3-10 of Regulation S-X, including the impact of your subsidiary guarantee release provisions.

We have added disclosure in Note 21 on page F-38 of Amendment No. 5 to specify that we are including the supplemental guarantor financial information presented therein in reliance on Rule 3-10 of Regulation S-X and to disclose that, pursuant to the indenture governing the Notes, a guarantor may be released from its guarantee obligations only under certain customary circumstances specified in the indenture, namely (1) upon the sale or other disposition (including by way of consolidation or merger) of such guarantor, (2) upon the sale or disposition of all or substantially all the assets of such guarantor, (3) upon the designation of such guarantor as an unrestricted subsidiary for covenant purposes in accordance with the terms of the indenture, (4) upon a legal defeasance or covenant defeasance pursuant, or (5) upon the full satisfaction of our obligations under the indenture. These guarantee release provisions are customary for indentures of this type. We note that the guidance provided in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual explicitly states that subsidiary guarantors may rely on Rule 3-10 of Regulation S-X, notwithstanding the existence of these and certain other customary guarantee release provisions.

4.	We note in your indenture agreement that Shea Homes Limited Partnership has signed for certain subsidiary guarantors. Please clarify for us why these subsidiaries are not signing in their own capacity and explain whether Shea Homes Limited Partnership servers as a guarantor.

Ms. Pamela Long

Securities and Exchange Commission

April 3, 2012

SHLP is the primary obligor with respect to the Notes. It is not a guarantor of the Existing Notes, nor will it be a guarantor of the Exchange Notes. Certain of the guarantors are single member limited liability companies of which SHLP is the sole member, holding 100% of the outstanding interests in such entities. These limited liability companies generally do not have their own appointed officers and, pursuant to their organizational documents, are managed directly by SHLP. Therefore SHLP has executed the indenture on these entities’ behalf in its capacity as sole member and manager.

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The Companies hereby acknowledge that:

—           should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

—           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement on Form S-4 effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

—           the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (909) 594-9500 or Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

/s/ Roberto F. Selva
Roberto F. Selva Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP